September 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Elevai Labs Inc.
Registration Statement on Form S-1 (Registration No. 333- 281987)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Univest Securities, LLC (“Univest”) acting solely as placement agent on a best-efforts basis in an offering pursuant to the Registration Statement on Form S-1 (Registration No. 333- 281987) (the “Registration Statement”), hereby concurs in the request by Elevai Labs Inc. that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter on September 20, 2024, pursuant to Rule 461 of the Securities Act of 1933 (the “Securities Act”). Univest affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Yi Guo
Name: Edric Yi Guo
Title: Chief Executive Officer